FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 and 15d-16
of the Securities Exchange Act of 1934

For the quarter ended September 30, 2003
Commission File Number 1-14916

BROOKFIELD PROPERTIES CORPORATION
(Translation of registrant’s name into English)

BCE Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(416) 359-8600

(Address and telephone number of registrant’s principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit	Description

99.1	Third Quarter Report for the nine months ended September 30, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD PROPERTIES CORPORATION

By:	/s/ Craig Laurie

Name: Title:	Craig Laurie Senior Vice President & Chief Financial Officer

Date: November 14, 2003